Exhibit (a)(5)(O)

Contacts:

For Accredited Home Lenders Holding Co.:

Rick Howe

(858) 676-2148

For Lone Star Funds:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

FOR IMMEDIATE RELEASE

LONE STAR’S TENDER OFFER FOR ACCREDITED ON TRACK FOR OCTOBER 5 FINISH LINE

DALLAS and SAN DIEGO, Oct. 4, 2007 —Lone Star Fund V (U.S.) L.P., through its affiliate Lone Star U.S. Acquisitions, LLC (“Lone Star”), reported that it expects to close the tender offer for the common stock of Accredited Home Lenders Holding Co. (NASDAQ: LEND) (“Accredited” or “Company”) by the currently scheduled expiration on October 5 at 12:00 midnight, New York City time (“the Deadline”), assuming that more than 50% of Accredited’s outstanding shares have been tendered by the Deadline. Lone Star has deposited funds in an amount sufficient to pay for all of Accredited’s outstanding shares at The Bank of New York Mellon, and such funds will be available for payment upon the closing of the tender offer.

If more than 50% of the outstanding shares of the Company have been tendered by the Deadline, payment for tendered shares will be made on the third business day thereafter, October 11. Payment for any shares not tendered by the Deadline will be made only following the merger between the Company and a Lone Star affiliate.

If at least 90% of Accredited’s outstanding shares are tendered by the Deadline, the merger will be completed within a few days following the payment for the tendered shares.

If less than 90% and more than 50% of the outstanding shares of the Company are tendered by the Deadline (or in a subsequent offering period which may be provided under limited circumstances), then unless the Company or Lone Star exercises the top-up option to acquire more than 90% of the outstanding shares (as provided for under the merger agreement), completion of the merger will require the approval of a majority of the outstanding shares of the Company, and Lone Star, who will then be the owner of a majority of the outstanding shares of the Company, is obligated to vote its shares in favor of the merger. Under this scenario, the merger would be anticipated to occur approximately two months following the payment for tendered shares.

Holders of shares not tendered by the Deadline will be sent, within three business days following the merger (approximately two months following the payment for tendered shares if less than 90% of outstanding shares are tendered), instructions on how to receive the same payment of $11.75 per share offered in the tender offer, and payment will be made upon compliance with such instructions.

If more than 50% of the outstanding shares of the Company are not tendered by the Deadline, the tender offer can be extended for up to an additional ten business days, or until October 22. Subject to limited exceptions, the entire transaction could be terminated by Lone Star if more than 50% of the outstanding shares of the Company were not tendered by such extended deadline.

The Company recommends that stockholders tender their shares by the Deadline.

Piper Jaffray & Co. is acting as Dealer-Manager for the tender offer. The Information Agent for the tender offer is Georgeson Inc. Any questions or requests for assistance or copies of the offer to purchase and the letter of transmittal may be directed to the Dealer-Manager or the Information Agent at their respective telephone numbers and locations. Piper Jaffray & Co. can be reached at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or (877) 371-5212. Georgeson Inc. can be reached at 17 State Street, 10th floor, New York, NY 10004. Banks and bankers can call (212) 440-9800 and all others can call toll-free at (888) 605-7543.

About Accredited Home Lenders Holding Co.

Accredited Home Lenders Holding Co. is a non-prime mortgage company operating throughout the U.S. and in Canada. Accredited is in the business of originating, financing, securitizing, servicing, and selling non-prime mortgage loans secured by residential real estate. Founded in 1990, the company is headquartered in San Diego. Additional information may be found at www.accredhome.com.

About Accredited Mortgage Loan REIT Trust

Accredited Mortgage Loan REIT Trust, a subsidiary of Accredited Home Lenders Holding Co., is a Maryland real estate investment trust formed in May 2004 for the purpose of acquiring, holding and managing real estate assets.

About Lone Star Funds

Lone Star is a leading U.S. private equity firm. Since 1995, the principals of Lone Star have organized private equity funds totaling more than $13.3 billion to invest globally in corporate secured and unsecured debt instruments, real estate related assets and select corporate opportunities. Additional information may be found at www.lonestarfunds.com.

Forward Looking Statements

Certain matters discussed in this news release, including without limitation completion of the amended tender offer and merger and any expected benefits of the merger, constitute forward-looking statements within the meaning of the federal securities laws. Completion of the amended tender offer and merger is subject to satisfaction of a minimum tender condition, and there can be no assurance this condition can be satisfied or that the transactions described in this press release will be completed. In addition, actual results and the timing of certain events could differ materially from those projected in or contemplated by forward-looking statements due to a number of factors, including but not limited to, the risk factors and other disclosures contained in Accredited Home Lenders Holding Co.’s annual report on Form 10-K for the period ended December 31, 2006, its quarterly report on Form10-Q for the quarter ended March 31, 2007, and the other disclosures contained in documents filed by the Company with the SEC. The Company cautions readers that the non-prime mortgage industry and the Company’s business are subject to numerous significant risks and uncertainties.

Additional Information

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Accredited’s common stock. Investors and security holders are urged to read both the amended tender offer statement and the amended solicitation/recommendation statement regarding the amended tender offer described in this press release because they contain important information. The amended tender offer statement was filed by Lone Star with the SEC on September 21, 2007, and the amended solicitation/recommendation statement was filed by Accredited with the SEC on September 24, 2007. Investors and security holders may obtain a free copy of these statements and other documents filed by Lone Star or Accredited with the SEC at the website maintained by the SEC at www.sec.gov. The amended tender offer statement and related materials, the amended solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Accredited at 858.676.2148.